September 13, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Re: Hayward Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished on July 30, 2024
File No. 001-40208

Dear Mses. Ebbertt and Collins:

On behalf of Hayward Holdings, Inc. (the “Company,” “we” or “our”), this correspondence responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated September 3, 2024 regarding the above-referenced filings. Each of the Staff’s comments is restated below in bold type and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations, page 42

1. We note you present non-GAAP measures of consolidated segment income and margin as well as consolidated adjusted segment income and margin. We further note your reconciliation of consolidated segment income includes an adjustment for “Corporate” expenses. Please tell us how you determined it is appropriate to exclude normal, recurring, cash operating expenses from your non-GAAP measures or revise to remove these measures from your annual and periodic filings, Form 8-K earnings releases, and earnings presentations on your website. Refer to Question 100.01 of the non-GAAP C&DIs.

Company Response

We respectfully acknowledge the Staff’s comment and will remove the table that includes these non-GAAP measures from future annual and periodic filings, earnings releases, and earnings presentations, beginning with the Company’s Form 10-Q for the quarterly period ending September 28, 2024, as well as the earnings release and earnings presentation for this quarterly period. As a result of this change, consolidated segment income and margin and consolidated adjusted segment income and margin will no longer be presented in our future filings and earnings materials, and we will eliminate those terms from our defined non-GAAP measures.

HAYWARD HOLDINGS, INC. | 1415 VANTAGE PARK DRIVE | CHARLOTTE | NORTH CAROLINA | 28203
Office: +1-704-837-8002 | www.hayward.com

Form 8-K Furnished on July 30, 2024
Exhibit 99.1, page 2

2. You state Adjusted EBITDA margin expanded 100 basis points to 29.0%. Please revise to also include a similar discussion for the most directly comparable GAAP measure of net income margin with equal or greater prominence. Similarly, wherever you present adjusted EBITDA margin revise to include the most directly comparable GAAP measure of net income margin with equal or greater prominence. Refer to Question 102.10(a) of the non-GAAP C&DIs.

Company Response

We respectfully acknowledge the Staff’s comment. In future filings with the SEC or earnings releases furnished under Item 2.02 of Form 8-K, to the extent we discuss a non-GAAP measure, we will include a discussion regarding the most directly comparable GAAP measure with equal or greater prominence. In addition, in future filings with the SEC or earnings releases furnished under Item 2.02 of Form 8-K, to the extent we disclose adjusted EBITDA margin, we will include net income margin with equal or greater prominence.

Please contact the undersigned if the Staff has any further questions or comments concerning the Company’s responses.
Sincerely,

/s/ Eifion Jones

Eifion Jones
Senior Vice President, Chief Financial Officer
HAYWARD HOLDINGS, INC. | 1415 VANTAGE PARK DRIVE | CHARLOTTE | NORTH CAROLINA | 28203
Office: +1-704-837-8002 | www.hayward.com